Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2006

Mr. James R. Arabia
President and Chief Executive Officer
Naturewell, Incorporated
110 West C. St., Suite 1300
San Diego, CA   92101

**Re:    Naturewell, Incorporated**
**Form 10-KSB for the Fiscal Year Ended June 30, 2005**
**Filed on October 12, 2005**
**File No. 000-26108**

        We have reviewed your filing and have the following comments.  We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents.  We think you should
revise your document in response to these comments.  Please be as detailed as necessary
in your explanation.  If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision unnecessary.  In some of our comments, we may
ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Year ended June 30, 2005

Financial Statements, page 16

Consolidated Statements of Operations, page 19

1.      Disclose in the notes to the financial statements the components of the material
        amounts of other income in 2005 and 2004.

Consolidated Statements of Cash Flows, page 21

2.      Please explain to us the basis for including "notes issued for services" and "notes issued for accounts payable" as cash flows from financing activities as it appears these would be non cash transactions and revise your financial statements and/or disclosure as necessary.

Item 8A.  Controls and Procedures, page 35

3.      We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days of the filing of this report."  However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report."  Please refer to Exchange Act rules 13a-15(e) and 15d-15(e) and revise your disclosure.

*   *   *   *

As appropriate, please amend your Form 10-KSB for the year ended June 30, 2005 in response to these comments and respond to these comments within 10 business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  You should file the letter on EDGAR under the form type label CORRESP.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant